

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Scott Tozier
Executive Vice President and Chief Financial Officer
Albemarle Corporation
4250 Congress St., Suite 900
Charlotte, NC 28209

> **Re: Albemarle Corporation**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-12658**

Dear Scott Tozier:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and
                                    Services